December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (303)285-9299

F.H. Merelli
Chairman and Chief Executive Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

> **Re: Cimarex Energy Co.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 16, 2007**
> **File No. 001-31446**

Dear Mr. Merelli:

　　We have reviewed your response letter dated September 21, 2007, and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General

1.   Notwithstanding the representation that you provide in the introductory paragraph to your response letter, it is not clear from your responses where and how you will comply in future filings. For example, we refer you to the responses to prior comments 1, 2, 3, 4, 5, and 7. In those responses, as opposed to the responses to prior comments 6 and 8 in which you specifically state that you intend to provide the relevant disclosure in future filings, you do not provide any indication as to how you intend to comply with the comments. Please revise your responses to specifically state the manner in which you intend to comply. If you intend to provide responsive disclosure in future filings, please so state and briefly describe what you intend to include. If you believe the comment is not applicable and that no revisions are required, please so state and briefly explain

F.H. Merelli
Cimarex Energy Co.
December 5, 2007
Page 2 of 2

why you believe that the disclosure in the proxy statement for 2006 addresses our comment.

2.   Refer to your response to prior comment 3 and 4. We reissue both comments in part. Please explain the consideration given to individual performance and contributions in making compensation determinations. Disclose the material factors the CEO considered in determining the type and level of compensation awarded to the named executive officers. See Item 402(b)(1) of Regulation S-K.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor